Ex 99.4		Press Release January 23, 2008


South Texas Oil Company

CONTACT:  J. Scott Zimmerman, President and CEO
769 Highway 95N / Bestrop, TX 78602
PHONE: 512-772-2474 / FAX: 512-263-5046
WEB: www.southtexasoil.com



News Release for Release at: 8:00 AM EST on Wednesday, January 23, 2008


     SOUTH TEXAS OIL COMPANY NAMES SCOTT ZIMMERMAN CHIEF EXECUTIVE OFFICER

AUSTIN, Texas - January 23, 2008 - (Business Wire) South Texas Oil Company (Nasdaq: STXX) today announced its Board of Directors has appointed current President Scott Zimmerman as Chief Executive Officer, effective January 22, 2008. Mr. Zimmerman, who will retain his position as President, also will join South Texas Oil Company's Board of Directors at that time. Mr. Zimmerman replaces current CEO Murray Conradie who will continue in a strategic advisory capacity to ensure a smooth transition.

The Company also announced that, effective immediately, its Board of Directors has elected a new Chairman and outside director, Michael Pawelek, to replace Mr. Conradie who is resigning from the Board of Directors. Mr. Pawelek, a geophysicist, has held senior management positions throughout his 27-year career in the exploration and production and oilfield services industries. After working south Texas fields early in his career, Mr. Pawelek later served as CEO of Universal Seismic Associates, a seismic acquisition and processing company that later became publicly traded and ultimately sold. He also held the position of President at BOSS Exploration & Production Corporation, Inc. a privately held Gulf Coast production company. He currently is President of privately held San Antonio-based Sonterra Resources, Inc. which operates assets in the Texas State waters.

Management Comment
J. Scott Zimmerman, President and CEO, said: "Our management and Board changes mark our transition from a development stage company to that of an exploration and production company with quality projects, growing production and further potential over its leasehold. By installing an experienced oil and gas management team, we can accomplish the next step in the South Texas Oil Company's growth initiative, to focus on best exploiting our assets to enhance shareholder value. The assembled team, including Jim Grubb, our Vice President of Geology, has worked together in the past and, importantly, has extensive G&G experience in the basins in which we operate. We are fortunate to have a portfolio of low-to-medium-risk oil focused projects that we control.

Mr. Zimmerman continued, "I personally am excited to be leading South Texas Oil, working in tandem with Mike Pawelek and the Board, as we move to the next phase of what we believe will feature growth in reserves and production from each of our core assets. On behalf of the Board of Directors, I would like to thank Murray for his vision, dedication and service to the Company, which has allowed us to take this next step."

Commenting on the changes, Mr. Conradie said: "As an entrepreneur and founder of companies, I recognize that the Company has reached the stage to be turned over to a seasoned, technically oriented oil and gas management team with experience in further growing exploration and production companies in order to continue building shareholder value. Scott and his team will best be able to capitalize on the properties that were assembled and, thanks to the Company's strong financial position, will have the flexibility to acquire and exploit additional assets as well. For me personally, the time is right for a transfer of leadership and I look forward to supporting Scott as he takes on his new responsibilities."

ABOUT SOUTH TEXAS OIL COMPANY
Austin-based South Texas Oil Company acquires, explores and exploits predominantly oil-bearing formations in its core operating areas in south-central and southwest Texas and in the DJ Basin of northeast Colorado. The Company has a high-working-interest inventory of over 200 identified drillable locations and expects the Board to approve its 2008 capital expenditure budget in the very near term. The Company anticipates investing growth capital in both its Texas assets as well as its DJ Basin properties in Colorado. Two company-owned rigs will be utilized to help develop the Company's successful Bastrop core operating area as well as other fields that exist in the Company. The Company currently is evaluating existing wellbores in the Giddings Field for reentry possibilities that will enhance production and ultimate recoveries from these wellbores.

FORWARD-LOOKING STATEMENTS
Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks are contained in South Texas Oil's filings with the Securities and Exchange Commission.